July 11, 2019

Kyle L. Sauers
Chief Financial Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue, Suite 725
Chicago, Illinois 60654

       Re: Echo Global Logistics, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-34470

Dear Mr. Sauers:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Segment Reporting, page 44

1. We note from your disclosure on page 44 that you only have one operating segment. Tell us how you evaluated the criteria in ASC 280-10-50-1 through 9 in determining that you have one operating segment. In particular, tell us how you determined that your
      Transaction services business and Managed Transportation services business are not separate operating segments.
 Kyle L. Sauers
Echo Global Logistics, Inc.
July 11, 2019
Page 2
5. Revenue
Revenue Recognition, page 48

2. We note that you recognize revenue for Transactional services over time from origin to destination. Please tell us the average transit period to complete a shipment. Pursuant to
         ASC 606-10-50-18, please discuss the method(s) used to recognize your revenue over the transit period, such as a description of the output or input methods and how those methods are applied, in addition to why the methods used provide a faithful depiction of the transfer of goods or services. Additionally, revise to clarify when revenue for Managed
         Transportation services is recognized.
3. Please provide us with your analysis regarding how you determined gross reporting for your transactional revenue was appropriate pursuant to ASC 606-10-25-25 and 606-10-
         55-36 through 40. Specifically address how you considered the definition of control and how you are directing any third party providers.
Item 11. Executive and Director Compensation, page 64

4. We note from page 13 of your Form DEF 14A filed on April 30, 2019 that your CFO,
         Kyle Sauers is stated to be a Certified Public Accountant. However, we note from the website www.CPAverify.com that Mr. Sauers' license expired September 30, 2012. In this regard, please advise us of the status of Mr. Sauers' CPA licensure or alternatively, please revise to correct this error.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-
3379 with any questions.



FirstName LastNameKyle L. Sauers                                Sincerely,
Comapany NameEcho Global Logistics, Inc.
                                                                Division of
Corporation Finance
July 11, 2019 Page 2                                            Office of
Transportation and Leisure
FirstName LastName